Exhibit 99.5

DBS SATELLITE SERVICES (1998) LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS
MARCH 31, 2012

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at March 31, 2012

Somekh Chaikin KPMG Millennium Tower 17 Ha’Arbaa Street, P.O. Box 609 Tel Aviv 61006	Telephone Fax Internet	03 684 8000 03 684 8444 www.kpmg.co.il

Review Report to the Shareholders of D.B.S. Satellite Services (1998) Ltd.

Introduction

We have reviewed the accompanying financial information of D.B.S. Satellite Services (1998) Ltd. (hereinafter – “the Company”) comprising of the condensed interim statement of financial position as of March 31, 2012 and the related condensed interim statements of operations, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on the financial information for this interim period based on our review.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the abovementioned financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the abovementioned interim financial information does not comply, in all material respects, with the disclosure requirements according to Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our above conclusion, we draw attention to Note 4 with respect to the financial position of the Company.

Somekh Chaikin
Certified Public Accountants (Isr.)

May 7, 2012

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at March 31, 2012

Condensed Interim Statements of Financial Position at

	March 31, 2012	March 31, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Assets
Cash and cash equivalents	22,266	-	13,325
Trade receivables	166,671	163,300	159,596
Other receivables	5,683	11,786	8,020
Total current assets	194,620	175,086	180,941

Broadcasting rights, net of rights exercised	345,112	308,931	330,572
Property, plant and equipment, net	669,556	678,761	675,954
Intangible assets, net	96,145	89,133	94,227
Total non-current assets	1,110,813	1,076,825	1,100,753

Total assets	1,305,433	1,251,911	1,281,694

The attached notes are an integral part of these condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at March 31, 2012

Condensed Interim Statements of Financial Position at

	March 31, 2012	March 31, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Liabilities
Borrowings from banks	98,743	50,690	85,998
Current maturities for debentures	57,494	56,387	57,494
Trade payables and service providers	431,885	381,772	409,298
Other payables	162,891	158,580	162,519
Provisions	55,737	85,250	55,329
Total current liabilities	806,750	732,679	770,638
Debentures	1,121,231	1,162,350	1,120,806
Bank loans	309,539	401,184	337,679
Loans from shareholders	2,764,042	2,394,108	2,677,916
Long-term trade payables	11,690	49,322	18,766
Employee benefits	6,325	6,822	6,171
Total non-current liabilities	4,212,827	4,013,786	4,161,338
Total liabilities	5,019,577	4,746,465	4,931,976
Capital deficit
Share capital	29	29	29
Share premium	85,557	85,557	85,557
Options	48,219	48,219	48,219
Capital reserves	1,537,271	1,537,271	1,537,271
Capital reserve for share-based payments	10,280	9,689	10,280
Accumulated deficit	(5,395,500)	(5,175,319)	(5,331,638)
Total capital deficit	(3,714,144)	(3,494,554)	(3,650,282)
Total liabilities and equity	1,305,433	1,251,911	1,281,694

David Efrati	Ron Eilon	Mickey Naiman
(Authorized to sign as chairman of the board)	CEO	CFO
(See Note 7)

Date of approval of the financial statements: May 7, 2012

The attached notes are an integral part of these condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at March 31, 2012

Condensed Interim Income Statements

	For the three months ended		For the year ended
	March 31, 2012	March 31, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Revenues	416,704	405,550	1,618,809
Cost of revenues	272,237	271,899	1,028,168
Gross profit	144,467	133,651	590,641
Selling and marketing expenses	53,507	40,059	152,737
General and administrative expenses	39,355	32,222	143,036
Operating profit	51,605	61,370	294,868
Financing expenses	31,729	44,928	168,991
Financing income	(2,589)	(3,972)	(23,163)
Financing expenses for shareholder loans	86,127	93,721	377,529
Financing expenses, net	115,267	134,677	523,357
Loss before income tax	(63,662)	(73,307)	(228,489)
Income tax	200	71	1,128
Loss for the period	(63,862)	(73,378)	(229,617)

Basic and diluted loss per share (in NIS)	2,136	2,454	7,681

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at March 31, 2012

Condensed Interim Statements of Comprehensive Income

	For the three months ended		For the year ended
	March 31, 2012	March 31, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Loss for the period	(63,862)	(73,378)	(229,617)
Other items of comprehensive income:
Actuarial losses from a defined benefit plan	-	-	(80)
Other comprehensive profit (loss) for the period	-	-	(80)
Total comprehensive loss for the period	(63,862)	(73,378)	(229,697)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at March 31, 2012

Condensed Interim Statements of Changes in Equity as at March 31, 2012

	Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Three months ended March 31, 2012 (Unaudited)
Balance as at January 1, 2012 (Audited)	29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(63,862)	(63,862)
Other comprehensive loss for the period	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	-	(63,862)	(63,862)
Balance as at March 31, 2012 (Unaudited)	29	85,557	48,219	1,537,271	10,280	(5,395,500)	(3,714,144)

Three months ended March 31, 2011 (Unaudited)
Balance as at January 1, 2011 (Audited)	29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(73,378)	(73,378)
Other comprehensive loss for the period	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	-	(73,378)	(73,378)
Transactions with owners recognized directly in equity
Share-based payments	-	-	-	-	298	-	298
Balance as at March 31, 2011 (Unaudited)	29	85,557	48,219	1,537,271	9,689	(5,175,319)	(3,494,554)

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at March 31, 2012

Condensed Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Year ended December 31, 2011(Audited)
Balance as at Jan 1, 2011 (Audited)	29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)
Total comprehensive income for the year
Loss for the year	-	-	-	-	-	(229,617)	(229,617)
Other comprehensive loss for the year	-	-	-	-	-	(80)	(80)
Total comprehensive loss for the year	-	-	-	-	-	(229,697)	(229,697)
Transactions with owners recognized directly in equity
Share-based payments	-	-	-	-	889	-	889
Balance as at December 31, 2011 (Audited)	29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at March 31, 2012

Condensed Interim Statements of Cash Flow

	For the three months ended		For the year ended
	March 31, 2012	March 31, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities
Loss for the period	(63,862)	(73,378)	(229,617)
Adjustments:
Depreciation and amortization	65,842	68,593	276,393
Financing expenses, net	120,351	140,951	519,716
Profit from sale of property, plant and equipment	(56)	(50)	(515)
Share-based payments	-	298	889
Income tax expenses	200	71	1,128

Change in trade receivables	(7,075)	5,547	9,251
Change in other accounts receivable	2,337	(636)	3,130
Increase in trade payables and service providers	19,095	14,716	32,457
Decrease in other payables and provisions	(6,295)	(10,387)	(71,868)
Increase in broadcasting rights, net of rights exercised	(14,540)	(4,441)	(26,082)
Change in employee benefits	154	126	(605)

	180,013	214,788	743,894

Income tax paid	(200)	(71)	(1,128)
Net cash from operating activities	115,951	141,339	513,149

Cash flows from investment activities
Proceeds from the sale of property, plant and equipment	109	129	747
Acquisition of property, plant and equipment	(48,463)	(57,453)	(207,741)
Payments for software and licenses	(7,914)	(3,813)	(32,181)
Payments for subscriber acquisition	-	(9,850)	(24,414)
Net cash used in investment activities	(56,268)	(70,987)	(263,589)

The attached notes are an integral part of these condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at March 31, 2012

Condensed Interim Statements of Cash Flow (Contd.)

	For the three months ended		For the year ended
	March 31, 2012	March 31, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Cash flows from financing activities
Repayment of bank loans	(14,953)	(72,426)	(97,277)
Repayment of debenture principal	-	-	(57,271)
Short-term bank credit, net	(442)	(81,948)	(85,294)
Payment for financing lease obligation	(334)	-	(768)
Interest paid	(35,013)	(35,878)	(114,178)
Issue of debentures, net	-	119,900	118,553
Net cash used for financing activities	(50,742)	(70,352)	(236,235)

Change in cash and cash equivalents	8,941	-	13,325
Cash and cash equivalents at the beginning of the period	13,325	-	-
Cash and cash equivalents at the end of the period	22,266	-	13,325

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 1 –REPORTING ENTITY

DBS Satellite Services (1998) Ltd. (hereinafter-“the Company”) was incorporated in Israel on December 2, 1998. The Company’s head offices are located at 6 Hayozma St., Kfar Saba, Israel.

In January 1999, the Company received a license from the Ministry of Communications for satellite television broadcasts (“the License”). The License is valid until January 2017 and may be extended for an additional period of six years under certain conditions. The Company's operations are subject, inter alia, to the Communications Law (Telecommunications and Broadcasts), 1982 (“the Communications Law”) and the regulations and rules promulgated thereunder and to the license terms.

Pursuant to its license, "Bezeq" The Israel Telecommunication Corporation Limited (“Bezeq”) is required to maintain full structural separation between it and its subsidiaries, and between it and the Company. Additionally, under the licenses of the Company and Bezeq, there are restrictions on the joint marketing of services (service bundles).

In August 2009, the Supreme Court accepted the Antitrust Commissioner’s appeal of the ruling of the Antitrust Tribunal approving the merger (as defined in the Antitrust Law, 1988) between the Company and Bezeq by exercising the options held by Bezeq into Company shares, subject to certain conditions, and ruled against the merger.

The Company believes that as a result of the development of competition between the telecommunications groups and the increasing importance of providing comprehensive communications services, if the restrictions on Bezeq’s control of the Company and on Bezeq’s cooperation with it remain intact, the adverse effect of these restrictions on the Company’s results is liable to increase.

NOTE 2 - BASIS OF PREPARATION

A.	Statement of compliance

The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required for the full annual financial statements. They should be read in conjunction with the financial statements for the year ended December 31, 2011 (“the annual statements”). In addition, these condensed interim financial statements have been prepared in accordance with the provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The condensed interim financial statements were approved by the Company's Board of Directors on May 7, 2012.

B.	Use of estimates and judgment

The preparation of the condensed interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgment of management when applying the Company’s accounting policy and the principal assumptions used in assessments that involve uncertainty are consistent with those applied in the annual financial statements.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in these condensed interim financial statements are consistent with those applied in the annual financial statements for the year ended December 31, 2011, except as described below:

Recognition of actuarial gains or losses

The Company does not produce an updated actuarial assessment for measuring employee benefits in every interim reporting period unless there are significant changes during the interim period in the principal actuarial assumptions in a defined benefit plan: discount rate, expected return on plan assets, employee leave rate and the rate of future salary increases. As a result, actuarial gains or losses are not recognized in the reporting period.

NOTE 4 – FINANCIAL POSITION OF THE COMPANY

A.
Since the beginning of its operations, the Company has accumulated substantial losses. The Company's losses in 2011 amounted to NIS 230 million and losses in the three months ended March 31, 2012 amounted to NIS 64 million. As a result of these losses, the Company's capital deficit and working capital deficit as at March 31, 2012 amounted to NIS 3,714 million and NIS 612 million, respectively.

B.	1.	As at March 31, 2012, DBS is in compliance with the financial covenants under the financing agreements and the debentures.

2.
The Company's management believes that the financial resources at its disposal will be sufficient for the Company’s operations for the coming year, based on the cash flow forecast approved by the Company’s Board of Directors. If additional resources are required to meet its operational requirements for the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those available to it. In recent years the Company was required to raise external financial resources intended, inter alia, to expand its investments. At the reporting date, a significant increase in its investments will require an expansion of the financial resources at its disposal. In addition, see Note 6 – Material events subsequent to the balance sheet date.

NOTE 5 – CONTINGENT LIABILITIES

Legal claims

Legal claims have been filed against the Company or various legal proceedings are pending against it (in this section: “legal claims”).

In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, appropriate provisions have been included in the financial statements where provisions are required to cover the exposure resulting from such claims.

As at March 31, 2012, the exposure resulting from the legal claims filed against the Company in respect of various matters amounts NIS 755,509 thousand. These amounts and all the amounts of the claims in this note do not include interest and linkage.

Following is a description of the material legal claims against the Company as at March 31, 2012 classified by groups with similar characteristics.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 5 – CONTINGENT LIABILITIES (CONTD.)

A.	Employee claims

During the normal course of business, employees and former employees filed collective and individual claims against the Company. Most of these claims are for alleged non-payment of salary components and delay in salary payment. As at March 31, 2012, these claims amounted to NIS 49,929 thousand. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 2,554 thousand where provisions are required to cover the exposure resulting from such claims.

B.	Customer claims

During the normal course of business, the Company’s customers filed claims against the Company. These are mainly motions for certification of class actions (and claims by virtue thereof) which are usually allegations of unlawful collection of money and harm to the services provided by the Company. As at March 31, 2012, these claims amounted to NIS 705,017 thousand. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 1,792 thousand where provisions are required to cover the exposure resulting from such claims.

After the balance sheet date a ruling was handed down to dismiss a claim and motion for certification as a class action in the sum of NIS 600 million. See Note 6 - Material events after the balance sheet date.

On March 14, 2012 a motion was filed in the Tel Aviv Jaffa District Court for certification of a class action against the Company, alleging interference with the reception of the Company's broadcasts and problems with the functioning of the Company's customer service setup between March 8 and 13, 2012 or thereabouts. The class action filed by the applicant amounts NIS 27,132. The Company’s response to the applicant’s motion is to be submitted by June 20, 2012. In the opinion of the Company's lawyers, at this preliminary stage it is impossible to assess the implications of the decision for the Company.

C.	Supplier and communication provider claims

During the normal course of business, suppliers of goods and/or services to the Company filed various claims against the Company. As at March 31, 2012, these claims amounted to NIS 563,000. In the opinion of the Company's lawyers, financial resources will not be needed to dismiss these claims.

Contingencies

On March 15, 2012 the Company received a letter from counsel for AGICOA, an international organization which collects and distributes the payments of royalties to producers. According to AGICOA, the Company is infringing its rights to secondary broadcasts and so it needs to obtain a usage license and also pay for previous use otherwise AGICOA will institute legal proceedings. After receipt of the letter the Company made direct contact with AGICOA. At this preliminary stage when AGICOA’s allegations have not yet been clarified it is impossible to assess the implications of this matter for the Company.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 6 – MATERIAL EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

A.
In respect of a claim against the Company in connection with the omission of broadcasts which was included in Customer Claims and described in Note 31 C of the 2011 annual statements, on April 22, 2012 the Tel Aviv Jaffa District Court approved the dismissal of the claim and application to certify it as a class action, in the amount of NIS 600 million. This claim alleged inter alia that the Company had omitted broadcasts which it was is obligated to air under the terms of its basic package, it removed channels without approval, it failed to comply with its investment obligation and breached obligations regarding the broadcasting of advertisements, promos and marketing and commercial content.

B.
In May 2012 a debenture was signed by the Company and a number of institutional entities (“the lenders”) whereby the lenders would extend to the Company a loan of NIS 392 million (“the debenture”). The proceeds of the funds raised will be used for full repayment of the long-term credit granted to the Company by the banks.

In May 2012 S&P Maalot awarded the debenture a rating of ilA. This rating was determined as part of an overall rating set by S&P Maalot for the raising of debt of up to NIS 450 million par value as part of the debenture and as part of a possible expansion of the Company's debenture (Series B).

The loan granted under the debenture will be used to repay the principal in ten annual unequal instalments, where from 2013 – 2017 the payment of the principal will be 8% of the par value of the debentures and in each subsequent year the payment of the principal will be 12% of the par value of the debentures.

The debenture will bear annual interest of 6.4% payable in six-monthly instalments. The principal and interest of the loan will be linked to the CPI. Under the terms of the debenture, if the rating of the loan is downgraded to BBBil or its equivalent (the lower of the two) the annual interest will be increased by 0.5%, and for each additional notch the annual interest will increase by a further 0.25% throughout the period in which the downgraded rating remains in effect.

In addition, the debenture stipulated various events (similar to the events stipulated in Deed of Trust B, including a demand for immediate repayment (not initiated by the Company) of another series of debentures issued or which will be issued by the Company and/or of debts owed by the Company to a financial institution subject to the terms set out in the debenture). The occurrence of these events, subject to the extension periods set out in the debenture, creates a right to immediate repayment of the loan subject to the provisions of the debenture.

The debenture: (A) compliance with the total debt / EBITDA ratio – the ratio between the total debt (debts to the financial institutions listed in the debenture) at the end of the relevant quarter and the EBITDA of the Company in the 12-month period ending at the end of said quarter. The term “EBITDA” is defined – in relation to the period of any calculation – as the Company's total operating profit  from ordinary operations (before financing expenses and taxes) plus depreciation and amortization, plus expenses which are included in the investments item of the Company's financial statements at December 31, 2010 (and whose classification was changed to expenses as a result of accounting policy or directives from an authority) plus provisions and extraordinary non-recurring expenses. Not exceeding the maximum ratio set out in the debenture where for a trial period up to the end of 2013 the ratio will be 5, for a review period up to the end of 2015 the ratio will be 4.65, and for a review period up to the end of 2016 the ratio will be 4.3. (B) compliance with the debt / E-C ratio (EBITDA less CAPEX as defined in the agreement) will not exceed the maximum debt / E-C ratio set out in the debenture where until December 31, 2015 the ratio will be 9.5 and from January 1, 2016 the ratio will be 7.8.

The debenture determined certain restrictions regarding the distribution of dividends and repayment of shareholder loans similar to the restrictions applicable to Deed of Trust B. The financial condition ratio is lower (negative) than that applicable to Deed of Trust B.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 6 – MATERIAL EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (CONTD.)

The debenture will be secured by charges similar to those created in favor of the holders of debentures (Series B). The lenders’ collateral will be of first and equal rank (pari passu) to the collateral created by the Company in favor of the banks to secure the bank credit for the collateral of the holders of debentures (Series A), the collateral of the holders of debentures (Series B) and the collateral financing the additional secured entities, if any. According to the debenture the Company may take credit secured by assets which represent collateral for the lenders subject to compliance with the general financial covenant relating to the debt / EBITDA ratio and if a secured series of debentures is issued, subject to submission of a rating report that the loan rating at that time will not be downgraded as a result of the issuance of an additional series.

In the event that Bezeq provides a guarantee in favour of the lenders, and as long as the Company's rating does not fall below (ilAA-) or its equivalent in another rating company (the lower of the two), the collateral granted to the lenders will be abolished and a number of provisions relating to the terms governing funding secured by the Company, the financial conditions, certain grounds for immediate repayment and the restrictions on the distribution of dividends and repayment of shareholder loans will be abolished. If such a guarantee is provided (and with certain changes also in the event of a merger between the Company and between Bezeq) the annual interest rate of the loan will be reduced by a further 1% (in other words to 5.4%, but no lower than the yield of Bezeq's debenture 6 after an adjustment for the difference in duration, and in any event no lower than 6.4%). Interest additions for a fall in the loan rating, if any, will also be abolished.

Under the debenture, receipt of the loan is conditional upon the existence of conditions precedent relating to receipt of the approvals required by the organs of the Company which are qualified to enter into the debenture and upon receipt of consent from the banks. Until the existence of the conditions precedent and registration of the lenders’ collateral the loan funds will be deposited in a trust. In the event that all the above-mentioned conditions precedent do not exist within 60 days from the date of signature of the debenture, the Company will repay the deposited loan funds to the lenders plus a commission and linkage differentials and interest for the period of the trust deposit.

For further details of debentures A and B, see Note 14 to the Company's annual financial statements as at December 31, 2011.

NOTE 7 – APPONTMENT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS FOR THE APPROVAL MEETING

As at the date of approval of the financial statements, the Company’s Board of Directors does not have an incumbent chairman. Consequently, on May 7, 2012 the Company’s Board of Directors authorized David Efrati, a director in the Company, to serve as chairman of the Board of Directors’ meeting convened to approve the financial statements and to sign the Company’s financial statements as at March 31, 2012.